Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiaries	State of Incorporation	Names Under Which They do Business
Beaver Lake Concrete, Inc.	Arkansas	Beaver Lake Concrete, Inc.
Capitol Concrete Products Co., Inc.	Kansas	Capitol Concrete Products Co., Inc.
City Wide Construction Products Co.	Missouri	City Wide Construction Products Co.
Concrete Enterprises, Inc.	Kansas	Concrete Enterprises, Inc.
Concrete Materials, Inc.	Kansas	Concrete Materials, Inc.
Dodge City Concrete, Inc.	Kansas	Dodge City Concrete, Inc. Concrete Industries
Joplin Concrete Company, Inc.	Missouri	Joplin Concrete Company, Inc.
Kansas Sand and Concrete, Inc.	Kansas	Kansas Sand and Concrete, Inc.
Monarch Cement of Iowa, Inc.	Iowa	Monarch Cement of Iowa, Inc.
Salina Concrete Products, Inc.	Kansas	Kansas Building Products Salina Concrete Products, Inc.
Springfield Ready Mix Co.	Missouri	Springfield Ready Mix Co.
Tulsa Dynaspan, Inc.	Oklahoma	Arrow Concrete Company Tulsa Dynaspan, Inc.